

Provident Announces October Cash Dividend

News Release 28-11

October 7, 2011
All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announces its October cash dividend of $0.045 per share is payable on November 15, 2011 and will be paid to shareholders of record on October 24, 2011. The ex-dividend date will be October 20, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on October 6, 2011 of $8.76, Provident's yield is approximately 6.2 percent.

For shareholders receiving their dividends in U.S. funds, the October 2011 cash dividend will be approximately US$0.043 per share based on an exchange rate of 0.9588. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com